EXHIBIT 3

FIRSTSERVICE CORPORATION
Management’s discussion and analysis for the year ended December 31, 2012
(in US dollars)
February 22, 2013

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2012. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2012 and up to and including February 22, 2013.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted earnings per common share”, which are financial measures that are not calculated in accordance with GAAP.  For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

Consolidated review
Our consolidated revenues for 2012 were $2.31 billion, an increase of 4% over the prior year, primarily attributable to recent acquisitions including Colliers International UK, which was acquired in March 2012. Two of our three operating segments generated solid internal revenue growth, offset by a revenue decline in our Property Services division.

Diluted net earnings (loss) per common share calculated in accordance with GAAP were a loss of $0.12 versus earnings of $2.03 in the prior year. The 2011 results included the reversal of accumulated deferred income tax asset valuation allowances related to net operating loss carry-forwards in our US Commercial Real Estate Services operations (see discussion below), which reduced income tax expense by $49.7 million. Absent this reversal, GAAP diluted net earnings per share for 2011 would have been $0.57. Our adjusted earnings per common share were $1.62 for the year, down 10% from 2011; this measure excludes the impact of the income tax valuation allowance.

We acquired controlling interests in five businesses during 2012. The aggregate initial cash purchase price for these acquisitions was $19.2 million and was comprised of Colliers International UK (a commercial real estate services business operating in the United Kingdom, Ireland and Spain), a commercial association property management firm operating in the western United States, and three smaller entities. We also acquired net non-controlling interests valued at $6.4 million, primarily in the Residential Property Management segment. The purchase prices of these acquisitions were funded with cash on hand and borrowings under our revolving credit facility.

In March 2012, we entered into an amended and restated credit agreement with a syndicate of lenders, which increased our existing committed senior revolving credit facility from $275 million to $350 million and added an uncommitted accordion provision allowing for an additional $100 million of borrowing capacity under certain circumstances. The revised senior revolving credit facility has a five year term ending March 1, 2017.

In January 2013, we completed a private placement of $150 million of 3.84% Senior Notes with a group of US institutional investors. The proceeds from the issuance of the 3.84% Senior Notes were applied to repay borrowings under our credit facility. The 3.84% Senior Notes are required to be repaid in five equal annual installments beginning in January 2021.

Results of operations – year ended December 31, 2012
Revenues were $2.31 billion for the year ended December 31, 2012, up 4% from 2011. The increase was primarily due to the positive impact of acquisitions of 5%, which was partially offset by an internal revenue decline of 1%. Foreign exchange had a nominal impact on revenues for the year, as the US dollar remained essentially unchanged in value relative to local currencies at many of our operations around the world.

2012 operating earnings decreased 20% from the prior year to $78.4 million, while adjusted EBITDA declined 4% to $155.7 million. Operating earnings for 2012 were impacted by $16.3 million in acquisition-related items, primarily in our Commercial Real Estate segment. These acquisition-related items largely consisted of transaction costs related to the Colliers International UK acquisition, as well as fair value adjustments on contingent acquisition consideration related to acquisitions completed in the past two years.

Depreciation expense was $34.8 million in 2012, up 14% versus the prior year. The increase was attributable to recent investments in information technology systems and leasehold improvements. Amortization expense was $18.7 million in 2012, down 8% versus the prior year as a result of a reduction in additions due to a slower recent pace for acquisitions.

Interest expense in 2012 increased 15% from the prior year, to $20.6 million, primarily attributable to higher average borrowings. Our weighted average interest rate increased to 5.1% from 4.8% in the prior year, as a result of the renewal of our revolving credit facility, which resulted in higher floating interest rates compared to the prior year, partially offset by repayments of fixed interest rate senior notes. We also had an interest rate swap in place to exchange the fixed rate on $30 million of notional value on our Senior Notes for variable rates. The swap resulted in a modest reduction in interest expense.

Other income for 2012 was $2.4 million, comprised primarily of income from non-consolidated investments in the Commercial Real Estate segment. Other expense for 2011 included a net loss of $3.5 million from investments accounted for under the equity method, including our 29.5% stake in Colliers International UK plc (the publicly-traded predecessor to the business we acquired in March 2012), as well as other-than-temporarily impairment loss of $3.1 million recorded as of December 31, 2011 on the same investment.

Our consolidated income tax rate for the year ended December 31, 2012 was 33% versus (36)% in 2011. The most significant item impacting the tax rate for 2012 was additional tax of $1.5 million from realized foreign exchange losses, which had the effect of increasing the tax rate by 2%. The 2011 rate was impacted by the reversal of deferred income tax valuation allowances (see discussion below), which reduced income tax expense by $49.7 million. After considering the impact of the valuation allowances, the tax rate for 2011 was approximately 29%.

Net earnings for 2012 were $40.9 million, compared to $101.7 million in the prior year. The variance was primarily attributable to the reversal of the deferred income tax valuation allowance in 2011.

The Commercial Real Estate segment reported revenues of $1.17 billion for 2012, up 18% relative to the prior year. Internal revenue growth measured in local currency was 9%, and was comprised primarily of increased investment sale and lease brokerage, property management and project management activity. Foreign exchange negatively impacted revenues by 1% and growth of 10% was attributable to acquisitions. Regionally, Americas revenues were up 13% (14% on a local currency basis), Asia Pacific revenues were up 7% (7% on a local currency basis), and Europe revenues were up 112% (down 3% on a local currency basis and excluding acquisitions). Adjusted EBITDA in this segment for 2012 was $78.9 million, at a margin of 6.7%, versus $51.9 million at a margin of 5.2% in the prior year. The margin increase was attributable to operating leverage and greater back office efficiency.

In the Residential Property Management segment, revenues were $839.2 million for 2012, an increase of 10% compared to the prior year. Internal growth was 7% and was driven primarily by new property management contracts, while 3% growth was attributable to recent acquisitions. This segment reported adjusted EBITDA of $64.3 million at a margin of 7.7% for 2012, compared to $62.3 million at a margin of 8.2% in the prior year. The decline in margin was attributable to pricing pressure on contract renewals in our core property management operations and changes in service mix, with a reduction in higher-margin ancillary service fees.

Our Property Services segment reported revenues of $295.7 million for 2012, a decrease of 37% versus the prior year. The revenue decline was attributable to the segment’s property preservation and distressed asset management contractor network operations, which experienced declines in new property volumes consistent with market reductions in foreclosure activity, as well as our transition out of a significant distressed asset management contract in August 2012. Adjusted EBITDA in this segment for 2012 was $24.0 million, down 61% from the prior year, and the margin was 8.1% in 2012 relative to 13.2% in the prior year. The margin decrease was attributable to volume reductions, increased scope of work, and $2.4 million in costs incurred to transition out of the contract described above, all in the property preservation and distressed asset management operations.

Corporate costs for 2012 were $11.6 million relative to $14.4 million in the prior year. The current year’s results were impacted by the elimination of performance-based executive compensation relative to the prior year. Performance-based compensation is based on year over year growth in adjusted earnings per share.

Results of operations – year ended December 31, 2011
Revenues were $2.22 billion for the year ended December 31, 2011, up 12% from 2010. The increase was comprised of internal revenue growth of 6%, positive impact of acquisitions of 4% and an increase of 2% as a result of foreign exchange, as the US dollar depreciated in value relative to local currencies at many of our operations around the world.

Operating earnings increased slightly in 2011 to $98.1 million from $97.5 million, while adjusted EBITDA rose 10% to $161.6 million. Operating earnings for 2011 were impacted by $5.6 million of reorganization costs related to the Property Services segment, including severances and professional fees, as well as $4.6 million in acquisition-related items, primarily fair value adjustments on contingent acquisition consideration.

Depreciation expense was $30.7 million in 2011 relative to $28.3 million in the prior year. The increase was attributable to investments in information technology systems during 2011. Amortization expense was $20.3 million in 2011, up slightly versus the prior year as a result of recent acquisitions.

Interest expense in 2011 decreased to $18.0 million from $18.3 million in the prior year. Our weighted average interest rate decreased to 4.8% from 5.8% in the prior year, as a result of increased borrowings on our revolving credit facility, which had lower floating interest rates compared to the prior year, combined with repayments of fixed interest rate senior notes. We also had an interest rate swap in place during the year to exchange the fixed rate on $40 million of notional value on our Senior Notes for variable rates. The swap resulted in a modest reduction in interest expense.

Other expense for 2011 included a net loss of $3.5 million from investments accounted for under the equity method in the Commercial Real Estate segment, including our 29.5% stake in Colliers International UK plc. In addition, as of December 31, 2011, we determined that the carrying value of this investment was other-than-temporarily impaired and recorded an impairment loss of $3.1 million.

Our consolidated income tax rate for the year ended December 31, 2011 was (36)% versus 38% in 2010. The 2011 rate was impacted by the reversal of deferred income tax valuation allowances (see discussion below), which reduced income tax expense by $49.7 million. The 2010 tax rate was affected by the recognition of an $11.8 million valuation allowance on deferred tax assets. After considering the impact of the valuation allowances, the tax rate for 2011 was approximately 29%, compared to 28% for 2010.

Net earnings for 2011 were $101.7 million, compared to $47.9 million in the prior year. The increase was primarily attributable to the reversal of the deferred income tax valuation allowance.

The Commercial Real Estate segment reported revenues of $994.6 million for 2011, up 15% relative to the prior year. Internal revenue growth measured in local currency was 8%, and was comprised primarily of increased investment sale and lease brokerage, property management and project management activity. Foreign exchange resulted in a revenue increase of 4% and growth of 3% was attributable to acquisitions. Regionally, North America revenues were up 16% (9% on a local currency basis and excluding acquisitions), Asia Pacific revenues were up 11% (3% on a local currency basis), and Europe & Latin America revenues were up 37% (17% on a local currency basis and excluding acquisitions). Adjusted EBITDA in this segment for 2011 was $51.9 million, at a margin of 5.2%, versus $39.5 million at a margin of 4.6% in the prior year. The margin increase was attributable to operating leverage and greater administrative efficiency, as well as $2.7 million of Colliers International re-branding costs incurred in 2010 that did not recur in 2011.

In the Residential Property Management segment, revenues were $760.5 million for 2011, an increase of 15% compared to the prior year. Recent acquisitions accounted for most of the increase, while internal growth was 6% and was attributable to net new property management client wins. This segment reported adjusted EBITDA of $62.3 million or 8.2% of revenues for 2011, relative to $59.1 million or 8.9% of revenues in the prior year. The decline in margin was attributable to increases in operating costs outpacing the ability to pass price increases through to clients.

Our Property Services segment reported revenues of $468.9 million for 2011, an increase of 1% versus the prior year, comprised of internal growth. Adjusted EBITDA in this segment for 2011 was $61.7 million, down 10% relative to the prior year, and the margin was 13.2% relative to 14.8%. The margin decrease was attributable to additional costs from increases in the scope of client engagements in our property preservation and distressed asset management operations, as well as declines in property volumes during the second half of the current year.

Corporate costs for 2011 were $14.4 million relative to $19.5 million in the prior year. The 2011 results were impacted by a reduction in performance-based executive compensation relative to the prior year. Performance-based compensation is based on year over year growth in adjusted earnings per share.

Results of operations – year ended December 31, 2010
Our revenues were $1.99 billion for the year ended December 31, 2010, up 17% relative to 2009. The increase was comprised of internal revenue growth of 11%, positive impact of acquisitions of 3% and an increase of 3% as a result of foreign exchange, as the US dollar depreciated in value relative to local currencies at many of our global operations.

Operating earnings increased 155% in 2010, to $97.5 million, while adjusted EBITDA rose 11% to $147.3 million. Operating earnings were primarily impacted by the Commercial Real Estate operations, which generated increases in revenues and reductions in rent and administrative payroll expenses on account of the cost containment efforts undertaken in 2009. In addition, prior year operating earnings were negatively impacted by $31.1 million of goodwill and intangible asset impairment charges and $13.5 million of cost containment expenses, both in our Commercial Real Estate operations. The cost containment charges related to workforce reductions and office lease terminations incurred to better match our infrastructure with expected future revenues.

Depreciation expense was $28.3 million relative to $26.8 million in the prior year. The increase was attributable to increased investments in information technology systems, primarily at our Commercial Real Estate operations.

Amortization expense was $19.6 million in 2010, the same amount as in the prior year. In the prior year, we incurred $1.5 million of accelerated amortization for intangible assets in our Commercial Real Estate segment’s European operations, while in 2010 we recorded additional amortization of intangibles acquired in connection with recent acquisitions.

Interest expense increased to $18.3 million from $13.9 million in the prior year. Our weighted average interest rate increased to 5.8% from 4.7% in the prior year, primarily on account of the issuance of Convertible Debentures in November 2009, which have a coupon interest rate of 6.5%, and an effective interest rate including amortization of financing fees of 7.4%. The proceeds from the Convertible Debentures were used to repay floating rate debt under our credit facility bearing interest at approximately 1.1%.  We also had interest rate swaps in place during the year to exchange the fixed rate on up to $100.0 million of notional value on our Senior Notes for variable rates (as at December 31, 2010 - $50.0 million).  The swaps resulted in a modest reduction in interest expense.

Other expense for 2010 included a net loss of $4.0 million from investments accounted for under the equity method in the Commercial Real Estate segment, including our stake in Colliers International UK plc, acquired in October 2009.

Our consolidated income tax rate for the year ended December 31, 2010 was 38% versus 123% in 2009. The 2010 tax rate was affected by the recognition of an $11.8 million valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. The 2009 rate was impacted by a non-tax deductible goodwill impairment loss as well as a valuation allowance. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US and European Commercial Real Estate operations. The tax losses have a statutory carry-forward period of up to 20 years. Excluding the impact of the valuation allowances in 2010 and 2009, and the goodwill impairment loss in 2009, the tax rate would have been 23% in 2010, relative to 35% in 2009.  The remaining differences in the rates were attributable primarily to (i) taxable foreign exchange gains realized in 2009, which had the effect of increasing the 2009 tax rate and (ii) a reduction in the liability for unrecognized tax benefits in 2010 due to the expiration of statutes of limitations, which had the effect of reducing the 2010 tax rate. After considering all of the factors described above, the tax rates for both 2010 and 2009 would have been approximately 28%.

Net earnings from continuing operations were $47.9 million, compared to a loss of $7.3 million in the prior year. The increase was attributable to improvements in revenues at the Commercial Real Estate operations and the impact of the 2009 goodwill impairment charge.

The Commercial Real Estate segment reported revenues of $861.9 million for 2010, up 38% relative to the prior year. Internal revenue growth measured in local currency was 26%, and was comprised primarily of increased brokerage activity. Foreign exchange resulted in a revenue increase of 6% and growth of 6% was attributable to acquisitions. Regionally, North America revenues were up 40% (26% on a local currency basis and excluding acquisitions), Asia Pacific revenues were up 45% (33% on a local currency basis), and Europe & Latin America revenues were up 8% (6% on a local currency basis and excluding acquisitions). Acquisitions for 2010 were comprised of controlling ownership stakes in four regional operations located in the U.S. Midwest as well as a controlling interest in an operation in the Netherlands. Adjusted EBITDA in this segment for 2010 was $39.5 million, at a margin of 4.6%, versus $6.4 million at a margin of 1.0% in the prior year. The margin increase was attributable to operating leverage and reductions in rent and administrative payroll expenses on account of cost containment efforts undertaken in 2009, partially offset by $2.7 million of Colliers International re-branding costs incurred in 2010.

In Residential Property Management, revenues were $662.0 million, an increase of 3% compared to the prior year. Recent business acquisitions accounted for all of the growth. Some clients made decisions to defer or cancel discretionary spending on landscaping and swimming pool restoration projects, resulting in a decline in ancillary service revenues, which was largely offset by an increase in contractual management revenues. This segment reported adjusted EBITDA of $59.1 million or 8.9% of revenues, relative to $61.0 million or 9.4% of revenues in the prior year. The decline in margin was attributable to the reduction in ancillary service revenues which tend to be at higher profit margins than contractual management.

Our Property Services operations reported revenues of $462.1 million, an increase of 6% versus the prior year, comprised entirely of internal growth. Internal growth was attributable to royalties at our franchised operations as well as continuing strong revenues in our Field Asset Services property preservation and foreclosure services contractor network. Adjusted EBITDA for 2010 was $68.2 million, down 5% relative to the prior year, and the margin decreased to 14.8% from 16.4%. The margin decrease was attributable to our property preservation and distressed asset management operations, which experienced significant operating leverage in early 2009 from a surge of new business as well as additional costs from increases in the scope of client engagements in 2010.

Corporate costs for 2010 were $19.5 million relative to $9.4 million in the prior year. The 2010 cost increase was attributable to performance-based incentive compensation accruals combined with the adverse effect of foreign currency translation of Canadian dollar denominated expenses. Performance-based compensation was based on growth in full year adjusted earnings per share less cost containment expenses, which increased 44%.

Reversal of deferred income tax asset valuation allowance
From 2008 to the third quarter of 2011, net operating loss carry-forwards for tax purposes accumulated in our Commercial Real Estate Services operations in the United States, giving rise to a deferred income tax asset. Our ongoing assessment of all available objective evidence, both positive and negative, supporting recoverability of these tax losses in accordance with GAAP resulted in the recognition of a full valuation allowance against the deferred income tax asset, reducing its net value to nil in each period.

Following a 2011 strategic review of our Property Services division, we reorganized the division which included significant purchases of non-controlling interests amounting to $30.0 million. Having completed this reorganization, we were able to complete a reorganization of our operations in the US during the fourth quarter of 2011. Accordingly, we evaluated whether it is more likely than not the deferred income tax assets in the US will be realized. As a result, we believe sufficient objective favourable evidence existed under GAAP to reverse the accumulated valuation allowance related to the US operations, resulting in a reduction of 2011 income tax expense in the amount of $49.7 million.

The reorganizations could not be affected without the acquisitions or consents of significant non-controlling interests, which acquisitions and consents were not fully completed until the fourth quarter of 2011. The reorganizations provided evidence of projected future taxable income and objective evidence of pro forma historical taxable income that outweighs the negative evidence of historical operating losses.

Selected annual information - last five fiscal periods
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2012	2011	2010	2009	2008

Operations
Revenues	$2,305,537	$2,224,171	$1,986,271	$1,703,222	$1,691,811
Operating earnings	78,397	98,061	97,532	38,181	71,327
Net earnings (loss) from
continuing operations	40,933	101,743	47,900	(7,279)	19,837
Net earnings (loss) from
discontinued operations	-	-	-	(576)	45,297
Net earnings (loss)	40,933	101,743	47,900	(7,855)	65,134

Financial position
Total assets	$1,317,910	$1,233,718	$1,129,541	$1,009,530	$990,637
Long-term debt	337,205	316,415	240,740	235,994	266,369
Convertible debentures	77,000	77,000	77,000	77,000	-
Non-controlling interests	151,969	141,404	174,358	164,168	196,765
Shareholders' equity	239,935	243,619	199,248	166,034	199,141

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$(0.12)	$2.13	$0.12	$(1.85)	$(0.19)
Discontinued operations	-	-	-	(0.02)	1.60
	(0.12)	2.13	0.12	(1.87)	1.41
Diluted
Continuing operations	(0.12)	2.03	0.11	(1.85)	(0.19)
Discontinued operations	-	-	-	(0.02)	1.60
	(0.12)	2.03	0.11	(1.87)	1.41
Weighted average common shares
outstanding (thousands)
Basic	30,026	30,094	30,081	29,438	29,684
Diluted	30,376	33,301	30,367	29,516	29,914

Preferred share data
Number outstanding (thousands)	5,231	5,623	5,772	5,772	5,772
Cash dividends per preferred share	$1.75	$1.75	$1.75	$1.75	$1.75

Other data
Adjusted EBITDA	$155,660	$161,561	$147,308	$133,067	$124,745
Adjusted earnings per common share	1.62	1.81	1.61	1.42	1.37

Results of operations – fourth quarter ended December 31, 2012
Consolidated operating results for the fourth quarter ended December 31, 2012 improved relative to the results experienced in the comparable prior year quarter. Commercial Real Estate revenues increased 23% versus the prior year quarter, due to the acquisition of the Colliers International UK operations early in 2012 as well as 11% internal growth led by brokerage revenues in the Americas and Asia Pacific regions. Property Services revenues were down 48% versus the prior year period, due to a decline in distressed property volumes. Both operating earnings and adjusted EBITDA increased in the fourth quarter on account of a significant improvement in margins in our Commercial Real Estate segment, attributable to operating leverage and reductions in administrative costs.

Net earnings for the fourth quarter of 2011 were impacted by the reversal of deferred income tax asset valuation allowance (see discussion above), which reduced fourth quarter 2011 tax expense by $63.2 million, while net earnings for the fourth quarter of 2012 were not impacted by any such reversal.

Quarterly results - years ended December 31, 2012 and 2011
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2012
Revenues	$490,056	$593,193	$589,754	$632,534	$2,305,537
Operating earnings (loss)	(9,199)	25,357	31,268	30,971	78,397
Net earnings (loss)	(10,837)	14,649	19,573	17,548	40,933
Net earnings (loss) attributable to
common shareholders	(16,407)	8,360	-	4,294	(3,753)
Net earnings (loss) per common share:
Basic	(0.55)	0.28	-	0.14	(0.12)
Diluted	(0.55)	0.28	-	0.14	(0.12)

Year ended December 31, 2011
Revenues	$478,382	$565,472	$585,424	$594,893	$2,224,171
Operating earnings	8,623	28,140	32,466	28,832	98,061
Net earnings (loss)	(1,290)	10,932	13,774	78,327	101,743
Net earnings (loss) attributable to
common shareholders	(9,877)	3,360	5,061	65,595	64,139
Net earnings (loss) per common share:
Basic	(0.33)	0.11	0.17	2.19	2.13
Diluted	(0.33)	0.11	0.17	2.01	2.03

Other data
Adjusted EBITDA - 2012	$10,831	$41,191	$48,759	$54,879	$155,660
Adjusted EBITDA - 2011	$22,631	$46,812	$47,633	$44,485	$161,561

Operating outlook
We are committed to a long-term growth strategy that includes average internal revenue growth in the 5-10% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted earnings per common share in excess of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year.

Our expectations for 2013 in our Commercial Real Estate segment are for year-over-year gains across most regions, except in Europe (outside the UK), where trading conditions continue to be difficult.

In our Residential Property Management segment, revenues are expected to grow solidly for 2013 from ongoing new business wins and strong client retention. We have budgeted to make investments in information technology and re-branding in 2013, which are anticipated to total $6.0 million. In connection with the re-branding, we anticipate that $15.5 million of legacy trademarks and trade names will be subject to accelerated amortization in 2013. Excluding these costs, adjusted EBITDA margins are expected to trend upwards in 2013 due to operating leverage.

Our Property Services segment is expected to continue to be impacted by the ongoing reduction in US foreclosure volumes as well as difficult market conditions for service providers like us. As a result, we expect this segment to report reduced revenues for year ending December 31, 2013, particularly in the first half of the year. Adjusted EBITDA for this segment is expected to be similar to or better than 2012. If operating results are significantly worse than expected, it is possible that a goodwill or intangible asset impairment may be triggered in this segment in 2013.

Seasonality and quarterly fluctuations
Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprised approximately 32% of 2012 consolidated revenues (2011 - 29%).

Liquidity and capital resources
The Company generated cash flow from operating activities of $103.0 million for year ended December 31, 2012, relative to $80.2 million in the prior year. Despite a decrease in net earnings, operating cash flow increased significantly due to the positive impact of working capital management, particularly from a build-up of accrued liabilities at year-end attributable to a high volume of commercial real estate brokerage transactions late in the year.  We believe that cash from operations and other existing resources, including our revolving credit facility which was amended and restated in March 2012 as well as the proceeds from our issuance of the 3.84% Senior Notes in January 2013, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

During 2012, we invested cash in acquisitions as follows: an aggregate of $19.2 million in five new business acquisitions, $7.1 million in contingent consideration payments related to previously completed acquisitions, and $6.4 million in acquisitions of non-controlling interests (“NCI”).

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $27.8 million as at December 31, 2012 (December 31, 2011 - $28.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2013. We estimate that, based on current operating results, approximately 95% of the contingent consideration outstanding as of December 31, 2012 will ultimately be paid.

Capital expenditures for the year were $44.4 million (2011 - $37.4 million), which consisted primarily of investments in productivity-enhancing information technology systems in all three operating segments as well as office leasehold improvements. Included in 2012 expenditures was $6.0 million for the relocation of the London, UK offices of Colliers International to a new premise, and an accompanying modernization of its technology infrastructure.

During 2012, we purchased 235,000 Subordinate Voting Shares and 392,000 7% cumulative preference shares, series 1 (the “Preferred Shares”) on the open market, at a total cost of $17.2 million. These shares were subsequently cancelled. We continuously monitor the trading prices of our shares, among other factors, and have made no decisions to purchase additional shares in the future.

Net indebtedness as at December 31, 2012 was $305.5 million, versus $295.6 million at December 31, 2011. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. Excluding the Convertible Debentures, which we may elect to settle in Subordinate Voting Shares, net indebtedness as at December 31, 2012 was $228.5 million.

On March 1, 2012, we entered into an amended and restated credit agreement (the “New Credit Agreement”) with a syndicate of lenders. The New Credit Agreement increases the committed senior revolving credit facility to $350 million from $275 million and includes an uncommitted accordion provision allowing for an additional $100 million of borrowing capacity under certain circumstances. The New Credit Agreement has a five year term ending March 1, 2017. The revolving credit facility bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios. The remaining terms were substantially unchanged from the prior credit agreement.

On January 16, 2013, we completed a private placement of $150 million in 3.84% Senior Notes with a twelve year term, due January 16, 2025 with a group of US institutional investors. The 3.84% Senior Notes are repayable in 5 equal annual instalments beginning on January 16, 2021. The proceeds from the 3.84% Senior Notes were used to repay borrowings under the New Credit Agreement.

We were in compliance with the covenants required of our financing agreements as at December 31, 2012 and we expect to remain in compliance with such covenants going forward.

During the year ended December 31, 2012, we paid $9.6 million of dividends on the Preferred Shares. The annual Preferred Share dividend obligation for 2012, based on the number of Preferred Shares outstanding as of December 31, 2012, is $9.2 million. We also distributed $16.3 million to non-controlling shareholders of subsidiaries during the same period, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2012:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$334,390	$37,162	$66,196	$230,740	$292
Convertible debentures	77,000	-	77,000	-	-
Interest on long term debt	23,326	9,385	11,232	2,709	-
Interest on convertible debentures	10,010	5,005	5,005	-	-
Capital lease obligations	2,815	1,876	893	46	-
Contingent acquisition consideration	27,800	351	27,449	-	-
Operating leases	283,423	65,073	94,235	50,871	73,244

Total contractual obligations	$758,764	$118,852	$282,010	$284,366	$73,536

At December 31, 2012, we had commercial commitments totaling $10.5 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our Senior Notes and Convertible Debentures at a weighted average interest rate of 6.1%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired the stock, as the case may be. The total value of the non-controlling shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2012	2011

Commercial Real Estate	$67,179	$52,058
Residential Property Management	60,661	61,322
Property Services	11,888	13,638
	$139,728	$127,018

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at December 31, 2012, the NCI recorded on the balance sheet was $152.0 million.  The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the subsidiary stock option plan and notional value appreciation plans is re-measured quarterly.

With respect to the subsidiary stock option plan, which is in the Commercial Real Estate segment, compensation expense of $4.3 million was recognized in 2012 (2011 - nil; 2010 - nil). The fair value of the underlying subsidiary shares as of December 31, 2012 is $4.3 million (2011 - nil). Holders of subsidiary stock options become subject to a shareholders’ agreement upon the exercise of the options, subject to the same conditions as described above.

Discussion of critical accounting estimates and judgments
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates: the recoverability of deferred income tax assets, determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, valuation of contingent consideration related to acquisitions, quantification of uncertain income tax positions, and the collectability of accounts receivable.

Deferred income tax assets arise from the recognition of the benefit of certain net operating loss carry-forwards.  Management must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations require significant management judgment. Changes in judgments, in particular of future US taxable earnings, could result in the recognition or derecognition of a valuation allowance which could impact income tax expense materially.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have eight reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition.  Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled.  The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to three year period after the acquisition date.  Significant estimates are required to measure the fair value of contingent consideration, including forecasting profitability for the contingency period and the selection of an appropriate discount rate.  Increasing forecasted profitability by 10% has the effect of increasing the fair value of contingent consideration outstanding as of December 31, 2012 by $1.0 million. Increasing the discount rate by 10% has the effect of reducing the fair value of the contingent consideration outstanding as of December 31, 2012 by $0.5 million.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment.  Actual collections may differ from our estimates.  A 10% increase in the accounts receivable allowance would increase bad debt expense by $2.2 million.

Reconciliation of non-GAAP financial measures
In this MD&A, we make reference to “adjusted EBITDA” “and “adjusted earnings per common share,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) reorganization charges. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2012	2011	2010

Net earnings	$40,933	$101,743	$47,900
Income tax	20,304	(26,807)	29,228
Other expense (income)	(2,441)	6,317	3,007
Interest expense, net	19,601	16,808	17,397
Operating earnings	78,397	98,061	97,532
Depreciation and amortization	53,502	50,926	47,886
Acquisition-related items	16,326	4,649	(871)
Stock-based compensation expense	7,435	2,335	2,761
Reorganization charge	-	5,590	-
Adjusted EBITDA	$155,660	$161,561	$147,308

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) impairment loss on equity investments; (vi) reorganization charges; and (vii) deferred income tax asset valuation allowances related to tax loss carry-forwards. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Year ended
(in US$)	December 31
	2012	2011	2010

Diluted net (loss) earnings per common share	$(0.12)	$2.03	$0.11
Non-controlling interest redemption increment	0.69	0.42	0.62
Acquisition-related items	0.51	0.14	0.03
Amortization of intangible assets, net of tax	0.38	0.41	0.40
Stock-based compensation expense, net of tax	0.16	0.05	0.06
Impairment loss on equity investment	-	0.10	-
Reorganization charge	-	0.12	-
Deferred income tax asset valuation allowance	-	(1.46)	0.39
Adjusted earnings per common share	$1.62	$1.81	$1.61

We believe that the presentation of adjusted EBITDA and adjusted earnings per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Impact of recently issued accounting standards
On January 1, 2012, the Company adopted updated guidance issued by the Financial Accounting Standards Board (“FASB”) on fair value measurement and disclosure (ASU 2011-04). This update changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. The guidance was adopted prospectively and did not impact the Company’s results of operations or financial position but did result in enhanced disclosure for Level 3 fair value measurements of assets and liabilities.

On January 1, 2012, the Company adopted new guidance issued by the FASB on the presentation of comprehensive income (ASU 2011-5). This guidance requires entities to present the total of comprehensive earnings, the components of net earnings and the components of other comprehensive earnings either in a single continuous statement of comprehensive earnings or in two separate but consecutive statements. The guidance does not change the items that must be reported in other comprehensive earnings or when an item of other comprehensive earnings must be reclassified to net earnings. This guidance was adopted retrospectively and resulted in a change in disclosure of comprehensive earnings from within the statement of shareholders’ equity to a separate statement of comprehensive earnings.

Effective July 1, 2012, the Company adopted FASB guidance on testing indefinite lived intangible assets other than goodwill for impairment (ASU 2012-02). This updated guidance simplifies the testing for indefinite lived intangible asset impairment as it permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite lived intangible asset is impaired before conducting a quantitative analysis. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The adoption of this updated guidance changed the manner in which intangible asset impairment testing is performed and did not have a material effect on the Company’s results of operations, financial position or disclosure.

Impact of IFRS
On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”).  In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP.  Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments
We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had one interest rate swap in place to exchange the fixed interest rate on $30.0 million of notional value on its Senior Notes for a floating rate.

Transactions with related parties
Please refer to note 22 to the Consolidated Financial Statements for information regarding transactions with related parties.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding US$77.0 million aggregate principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder's option, the Convertible Debentures may be converted into Subordinate Voting Shares at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is US$28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures were not redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService's option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled "Description Of The Securities Being Distributed" contained in the Company's (final) prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

During 2012, the Company purchased for cancellation a total of 235,000 Subordinate Voting Shares (at an average price of $31.12 per share) and 392,000 Preferred Shares (at an average price of $25.24 per share) under an approved normal course issuer bid.

As of the date hereof, the Company has outstanding 28,744,410 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,230,634 Preferred Shares. In addition, as at the date hereof: (a) 1,729,200 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of US$28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain "change of control" transactions.

Canadian tax treatment of preferred dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2012 (the “Evaluation Date”).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded five individually insignificant entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2012. The total assets and total revenues of the five entities represent 4.0% and 3.5%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2012.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 22, 2013 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Changes in internal control over financial reporting
During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.

Forward-looking statements
This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2012, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, loan default rates, foreclosure rates and the conversion of properties to lender-owned.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.